22004388

SE

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SEC FILE NUMBER
8-47081

SEC Mail Processing

MAR 30 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CoView Capital, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

780 Third Ave, Suite 1501
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Keith Moh (Name) 212-750-0011 (Area Code – Telephone Number) kmoh@coviewcap.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkower LLC
(Name – if individual, state last, first, and middle name)

517 Route 1 South (Address), Iselin (City) NJ (State) 08830 (Zip Code)

(Date of Registration with PCAOB)(if applicable)

217 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Samuel Yellin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CoView Capital, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:

[signature]
Notary Public

PATRICIA CASEY
Notary Public, State of New York
No. 01CA6020629
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires 3/1/23

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COVIEW CAPITAL, INC.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FORM X-17A-5

FOR THE YEAR ENDED

DECEMBER 31, 2021

THIS REPORT IS DEEMED CONFIDENTIAL IN ACCORDENCE WITH RULE 17A-5(e)(3) UNDER THE SECURITIES EXCHANGE ACT OF 1934. A STATEMENT OF FINANCIAL CONDITION BOUND SEPARATELY HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION SIMULTANEOUSLY HEREWITH AS A PUBLIC DOCUMENT.

COVIEW CAPITAL, INC.

CONTENTS

DECEMBER 31, 2021

Confidential pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Stockholder of
CoView Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **CoView Capital, Inc.** (the "Company") as of December 31, 2021, the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the "Financial Statements"). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information (Computation of Net Capital; Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission; and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission) (the "Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's Financial Statements. The Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Information reconciles to the Financial Statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the Financial Statements as a whole.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 22, 2022

COVIEW CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2021

ASSETS	
Cash	$625,486
Certificate of deposit	15,561
Investment in marketable securities, (cost $3,300) at fair value	63,003
Office equipment (less accumulated depreciation of $36,881)	19,449
Right-of-use asset	655,284
Prepaid expenses, and other assets	44,636
Total assets	**$1,423,419**
LIABILITIES AND STOCKHOLDER'S DEFICIT	
LIABILITIES	
Operating lease liability	$685,243
Accrued expenses	20,319
Liabilities subordinated to claims of general creditors	295,000
Total liabilities	**$1,000,562**
STOCKHOLDER'S DEFICIT	
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding	$1
Additional paid-in-capital	671,499
Accumulated deficit	(248,643)
Total stockholder's equity	**$422,857**
Total liabilities and stockholder's equity	**$1,423,419**

The accompanying notes to the financial statements are an integral part of the financial statements.
Confidential pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

COVIEW CAPITAL, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

Revenues		
Consulting and advisory fee income		$1,000,750
Dividend income		780
Interest income		359
Net unrealized gain in marketable securities		23,181
Other income		161,506
Total revenue		**$1,186,576**
Expenses		
Consulting fees	$209,784	
Salaries and payroll taxes	460,466	
Occupancy costs	161,897	
Communications expense	46,732	
Office expense	42,478	
Regulatory fees and expenses	10,788	
Professional fees	18,078	
Insurance	22,468	
Advertising	13,480	
Travel	18,660	
Depreciation	9,586	
Postage and messengers	7,122	
Total expenses		**1,021,539**
Net income		**$165,037**

See notes to financial statements

The accompanying notes to the financial statements are an integral part of the financial statements.
Confidential pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

COVIEW CAPITAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Cash Flows from Operating Activities		
Net income		$165,037
Adjustments to reconcile net income to net cash provided by operating activities		
Amortization of Right of Use asset	$156,809	
Depreciation	9,586	
Increase in marketable securities	(23,181)	
Forgiveness of indebtedness income	(114,983)	
Changes in operating assets and liabilities		
Prepaid expenses and other assets	$(13,579)	
Certificate of deposit	(8)	
Fees receivable	34,395	
Accrued expenses	20,319	
Lease liability	(167,702)	
Total adjustments		($98,343)
Net cash provided by operating activities		$66,694
Cash flows from investing activities		
Cash paid for office equipment	(4,954)	
Net cash used in investing activities		($4,954)
Cash flows from financing activities		
Payroll Protection Program promissory note	$60,817	
Distribution to stockholder	($190,000)	
Net cash used in financing activities		($129,183)
Net change in cash		($67,443)
Cash – beginning of year		$692,929
Cash – end of year		$625,486
Supplemental Cash Flow Disclosures		
Cash paid during the year for:		
Interest		$ -------
Income taxes		$ -------

The accompanying notes to the financial statements are an integral part of the financial statements.
Confidential pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

COVIEW CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
Balance as of Jan. 1, 2021	$1	$671,499	($223,680)	$447,820
Net income	---	----------	165,037	165,037
Distributions	---	----------	(190,000)	(190,000)
Total	$1	$671,499	($248,643)	$422,857

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2021

Balance, January 1, 2021	$295,000
Payment	($0)
Balance, December 31, 2021	$295,000

The accompanying notes to the financial statements are an integral part of the financial statements.
Confidential pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

COVIEW CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

NOTE A - ORGANIZATION

CoView Capital, Inc. (the "Company") is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and provides investment banking services primarily in the areas of mergers and acquisitions and private placements. The Company was organized in the State of Delaware in December 1993 and began doing business as a registered broker dealer in securities with the Securities and Exchange Commission (SEC) in July 1994.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records in accordance with accounting principles generally accepted in the United States of America.

1. **Cash and cash equivalents:**
   The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalent. The Company held no cash equivalents at December 31, 2021. The Company keeps its cash with a major bank. The account balances may exceed the FDIC insurance limit of $250,000.

2. **Depreciation and amortization:**
   Office equipment is depreciated on a straight-line basis over its estimated useful life, which is generally three years.

3. **Revenue recognition:**
   Consulting fee income represents amounts received by the Company in connection with a variety of advisory services: merger and acquisition advice, structuring of sales, private placements, valuation services, fairness opinions, and other related investment banking services. In connection with certain activities, the Company receives retainer fees for services to be provided. Such retainers are treated as revenue upon completion of due diligence and the descriptive memorandum. Revenue from advisory activities is recognized when performance obligation is completed.

   For 2021, one customer constituted approximately 69% of revenue.

Confidential pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

4. **Operating Leases:**
In February 2016, FASB issued ASU 2016-02, Leases. The standard requires operating lease lessees to recognize lease assets and liabilities on the statement of financial condition. However, for lessees with a term of twelve months or less, lessee is permitted to make an election not to recognize lease assets and lease liabilities.

The Company adopted the guidance on January 1, 2019 with no material impact to the Company's financial statements.

5. **Use of estimates:**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates may be adjusted as more current information becomes available.

6. **Certificates of deposit:**
The Company holds one certificate of deposit with JP Morgan Chase Bank paying a 0.05% APY and maturing on May 3, 2022.

7. **New accounting Pronouncements**
On January 1, 2020, the Company adopted FASB ASC 326 – "Financial Instruments – Credit Losses" ("ASC Topic 326") which replaces the incurred loss methodology with the current expected credit loss ("CECL") methodology. The Company's policy is to record an estimate of expected credit losses as an allowance for credit losses. The Company reviews the credit quality of its customers and determined that no allowance for credit losses was required as of December 31, 2021.

8. **Fair Value Measurement**
FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to well an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the expectation the market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2021 investment in marketable securities represents 300 shares of NDAQ and is classified as Level 1.

NOTE C – INCOME TAXES

The Company is an S corporation for federal and state corporate tax purposes, and, as such, the stockholder is individually liable for federal and state income tax payments. The Company is subject to a New York State minimum tax. Additionally, the Company is subject to New York City corporate taxes as a tax paying entity. The current and deferred income tax effect of New York City tax was immaterial to the accompanying financial statements as of and for the year ended December 31, 2021.

Uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. The tax years that remain subject to examination are 2018, 2019 and 2020. For the year ended December 31, 2021 management has determined that there are no material uncertain tax positions.

NOTE D – NET CAPITAL REQUIREMENTS

As a broker-dealer and member organization of the Financial Industry Regulatory Authority Inc. (FINRA), the Company is subject the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital of $5,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2021, the Company had net capital of $644,284 as indicated on page 15 of this audited report which was $639,284 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 0.078 to 1. In January 2022, the Company filed Part IIA of Form X-17A-5 (unaudited) and reported net capital of $644,284.

NOTE E – LEASE COMMITMENT

The Company's lease for office space has a term of five years and four months and expires on January 31, 2026. The lease for office space requires payment for certain expenses in addition to the minimum monthly rents. Rent expense for 2021 was $161,897.

The Company adopted ASU 2016-02, Leases on January 1, 2019 which resulted in the recognition of one operating lease on the balance sheet. Operating lease right-of-use assets ("ROUA") and operating lease liabilities are recognized based on the present value of the future minimum lease payments. Lease expense is recognized on a straight-line basis over the term of the lease.

NOTE E – LEASE COMMITMENT (Continued)

As of December 31, 2021, the New Lease has a remaining term of approximately 4.08 years and does not offer an extension option. Components of lease expense and lease information as of year-end are:

Operating lease liability	$685,243
Remaining lease term (years)	4.08
Discount rate	0.071%

Future minimum lease payments:

2022	$174,300
2023	174,300
2024	174,300
2025	174,300
2026	14,525
Total	$711,725
Less present value	($26,482)
Total operating lease liability	$685,243

Confidential pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

NOTE F – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS – RELATED PARTY

Borrowings under a subordination agreement totaled $295,000 at December 31, 2021. The subordinated borrowings – related party are due to Samuel Yellin, Managing Director of the Company and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated borrowings were approved by FINRA between June 2015 and June 2017, have an automatic rollover provision, and are automatically renewed upon maturity. Interest on all loans is 0% per annum.

NOTE G – PAYROLL PROTECTION PROGRAM

On April 13, 2020 the Company executed a promissory note with a bank under the Small Business Administration Payroll Protection Program in the amount of $54,166. The note bears an interest rate of 0.98% per annum and matures 24 months from the date of the note. On December 18, 2020, an application for forgiveness of the note was provided to the bank. The application was approved on March 15, 2021, and the Company recognized the forgiveness of the loan as other income.

On March 16, 2021 the Company executed a promissory note with a bank under the Small Business Administration Payroll Protection Program in the amount of $60,817. The note bears an interest rate of 0.98% per annum and matures 24 months from the date of the note. On September 17, 2021, an application for forgiveness of the note was provided to the bank. The application was approved on October 8, 2021, and the Company recognized the forgiveness of the loan as other income.

NOTE H – RISK FACTORS

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2021 there were no such claims.

The Company is subject to risks related to the public health crisis associated with the Coronavirus global pandemic ("COVID-19"). Federal, state and local governments have taken measures to slow the spread of COVID-19. The measures include limiting travel, temporarily closing businesses, and issuing stay at home orders, all of which have caused a decline in economic activity. Management cannot quantify the effect of these measures but believes the measures could impact the Company's operations and financial position.

NOTE I – SUBSEQUENT EVENTS

Events have been evaluated through the date that these financial statements were issued, and no further information is required to be disclosed.

COVIEW CAPITAL, INC.
COMPUTATION OF NET CAPITAL

DECEMBER 31, 2021

Common stock		$1
Additional paid-in-capital		671,499
Accumulated deficit		(248,643)
		$422,857
Add: Subordinated loans		295,000
Less: Non-allowable assets		(64,084)
Net capital before haircuts		$653,773
Less: Haircuts on securities and certificate of deposit		(9,489)
Net capital		**$644,284**
Greater of:		
Minimum dollar net capital required	$5,000	
or		
Minimum net capital required 6.67% of aggregate indebtedness	$3,352	$5,000
Excess net capital		**$639,284**

AGGREGATE INDEBTEDNESS

Accrued expenses	$20,319
Operating lease liability in excess of right of use asset	29,959
	$50,278
Ratio of aggregate indebtedness to net capital	**0.078 to 1**

See Report of Independent Registered Public Accounting Firm

COVIEW CAPITAL, INC.

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2021

No material differences exist between the calculation on the prior page and the computation of net capital included in the Company's Part IIA of Form X-17A-5 (unaudited) filed by the Company in January 2022.

See Report of Independent Registered Public Accounting Firm

COVIEW CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2021

The Company is exempt from the requirements of Rule 15c3-3.

There is nothing to report on this schedule in relation to Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm

COVIEW CAPITAL, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2021

The Company is exempt from the requirements of Rule 15c3-3.

There is nothing to report on this schedule in relation to Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Stockholder of
CoView Capital, Inc.

We have reviewed management's statements, included in the accompanying CoView Capital, Inc. Exemption Report, in which CoView Capital, Inc. (the "Company") (1) stated that the Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and that the Company is filing an exemption report relying on Footnote 74 of the Securities and Exchange Commission ("SEC") Release 34-70073 adopting amendments to 17 C.F.R . § 240 17a-5 ("Footnote 74"), because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or agent and not to the Company; and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and referring securities transactions to other broker-dealers and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company), (ii) did not carry accounts of or for customers, and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) and (2) the Company stated that the Company met the identified Footnote 74 provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the provisions set forth in 17 C.F.R. § 240.17a-5 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions set forth in Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 22, 2022

COVIEW CAPITAL, INC.

EXEMPTION REPORT

DECEMBER 31, 2021

CoView Capital, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.17a-5, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and referring securities transactions to other broker-dealers. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

CoView Capital, Inc.

I, Samuel Yellin affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President

Dated: 3/22/2022

COVIEW CAPITAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED UPON PROCEDURES

YEAR ENDED DECEMBER 31, 2021

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Sole Stockholder of
CoView Capital, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2021. Management of CoView Capital, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and the associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021 noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Berkower LLC

Iselin, New Jersey
March 22, 2022

COVIEW CAPITAL, INC.

SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS

DECEMBER 31, 2021

Total Revenue	$1,186,576
SIPC Net Operating Revenues	$1,163,395
SIPC General Assessment at .0015	$1,745
Less: Payments – July 2021	(1,478)
Assessment Balance Due (paid January 2022)	$267